CONSOLIDATED EDISON, INC.


                       Ratio of Earnings to Fixed Charges
                               Twelve Months Ended

                             (Thousands of Dollars)



                                                    DECEMBER          DECEMBER           DECEMBER        DECEMBER        DECEMBER
                                                      1996              1997               1998            1999            2000
                                                   ----------        ----------         ----------      ----------      ----------

Earnings

    Net Income for Common Stock                      $688,169           $694,479        $712,742        $700,615        $582,835
    Preferred Dividends                                 5,916 (A)         18,344          17,007          13,593          13,593
    State Income Tax                                       -                  -               -               -           23,636
    Federal Income Tax                                355,590            357,100         318,980         838,213          92,464
    Federal Income Tax Deferred                        49,510             31,450          95,140        (428,008)        199,146
    Investment Tax Credits Deferred                    (8,910)            (8,830)         (8,710)        (37,380)         (8,078)
                                                      -----------       -----------     -----------     -----------     -----------

              Total Earnings Before Income Tax      1,090,275          1,092,543       1,135,159       1,087,033         903,596

Fixed Charges*                                        343,308            353,689         345,513         357,178         431,218
                                                   ------------       -----------     -----------     -----------     -----------
              Total Earnings Before Income Tax

                 and Fixed Charges                  $1,433,583         $1,446,232      $1,480,672      $1,444,211      $1,334,814
                                                   ============       ============    ============    ============    ============



    * Fixed Charges

    Interest on Long-Term Debt                        $296,443           $306,109        $294,894        $305,879        $351,410
    Amortization of Debt Discount, Premium and
         Expense                                        11,376             12,049          13,777          13,514          12,584
    Interest on Component of Rentals                    18,157             18,448          18,442          17,720          17,697
    Other Interest                                      17,332             17,083          18,400          20,065          49,527
                                                   -------------      ------------    ------------    ------------    ------------

              Total Fixed Charges                     $343,308           $353,689        $345,513        $357,178        $431,218
                                                   =============      ============    ============    ============    ============

      Ratio of Earnings to Fixed Charges                4.18               4.09            4.29            4.04            3.10
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(A)  Reflects gain on refunding of preferred stock.